Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) is prepared as of June 29, 2026 and provides a review of the financial condition and results of operations for Antelope Enterprises Holdings Ltd. (the “Company”) for the six months ended March 31, 2026. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and notes thereto for the six months ended March 31, 2026. The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates, forecasts and projections of management and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Forward-looking statements can generally be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “predict,” “potential,” “aim,” “focus” and similar expressions of future intent, although not all forward-looking statements contain these words.

Forward-looking statements contained in this report include, but are not limited to, statements relating to:

●	our beliefs and expectations regarding the future developments with respect to our livestreaming ecommerce business;
●	our plans to develop a natural gas power generation business to provide power to the energy supply market, including the purchase of generators and implementation of modern power generation technologies;
●	our beliefs and expectations regarding future business performance;
●	our statements regarding liquidity and capital resources, including our opinion that working capital is sufficient for present requirements, our ability to sell additional equity or obtain credit facilities, and loan repayments; and
●	our statements regarding the anticipated impact of inflation in China on our results of operations.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: our limited operating history in the livestreaming ecommerce and consulting segments; the intense competition in the livestreaming ecommerce industry in China; changes in PRC regulatory policies, including those relating to data security, labor markets, and e-commerce advertising, and difficulties operating the in the PRC; our ability to raise additional capital through equity or debt financings on acceptable terms or at all; the potential for significant dilution to existing shareholders from additional share issuances, convertible note conversions, and equity compensation; our ability to maintain our listing on the Nasdaq Capital Market; including foreign exchange controls, dividend repatriation limitations, and evolving tax and regulatory requirements; our ability to successfully launch our natural gas power generation and energy supply business; and the other risks and uncertainties described in our Transition Report on Form 20-F for the period ended September 30, 2025, filed with the Securities and Exchange Commission on January 29, 2026 (the “20-F”), under the heading “Risk Factors,” and in subsequent filings with the SEC.

The forward-looking statements in this report represent our views as of the date of this report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report.

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestreaming ecommerce services, business management and information systems consulting services.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% owned subsidiary, Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) and its subsidiaries, Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), and Wenzhou Kylin. We aim to provide a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer brand goods, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. We then connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. The hosts and influencers register and claim the tasks for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on the SaaS platform and report the sales results to our customers. We have expanded our reach to second and third tier cities in China where livestreaming ecommerce has a high conversion rate.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers. From a technical standpoint, the preliminary setup has been completed. However, in China, ongoing labor market regulations and new requirements from authorities — covering data security, individual income tax, and other compliance matters — are pending clarification. We will await further guidance on implementation before officially launching the platform. While any unforeseen factors that prevent the platform’s launch would not affect our current operations, they could have a negative impact on future business growth.

Hainan Kylin started its business in September 2021. For the six months ended March 31, 2026, Hainan Kylin comprised most of our ongoing business operations and accounted for 98.24% of our total revenue.

Business Management and Consulting Business

We provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers’ businesses. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to provide our customers with customized solutions to help them solve complex business problems.

Natural gas power generation business

We also focus on developing natural gas power generation to provide efficient and stable power output to the energy supply market by purchasing advanced natural gas generators and implementing modern power generation technologies. This ensures that power generation efficiency while reducing environmental pollution, in line with the trend of global energy transformation and environmentally sustainable development. However, we did not generate any revenue yet from natural gas power generation business as of this report date.

Digital Assets Investment

In June 2025, the Company incorporated AEHL BTC Inc. in Delaware and AEHL PTE Ltd. in Singapore as holding company subsidiaries. During the six months ended March 31, 2026, AEHL BTC Inc. acquired digital assets (Bitcoin) valued at $904,000.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended March 31, 2026 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

Nasdaq Non-Compliance

On January 12, 2026, the Company received a notification from Nasdaq indicating non-compliance with Listing Rule 5250(c)(1) due to the late filing of the Company’s interim report for the six-month period ended June 30, 2025. Following the Company’s filing of such interim financial statements on February 13, 2026, Nasdaq confirmed on March 11, 2026 that the Company had regained compliance. The matter is now closed.

KEY FACTORS AFECTING OUR RESULTS OF OPERATIONS

Key Factors Affecting Business

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our operating results.

In 2025, revisions to industry regulatory policies and platform agency cooperation models shifted the economics of advertising deployment, altering the return profile of marketing investments. DOU+ ROI weakened while customer acquisition costs trended higher, pressuring margins and constraining companies’ cost-optimization initiatives. Concurrently, a cyclical slowdown in the e-commerce sector drove reductions in marketing budgets. In addition, incremental spending was reallocated toward alternative demand-generation channels — such as private-domain operations and influencer partnerships — diluting share for traditional advertising formats.

Cost of Goods sold

These costs primarily comprise professional fees, including consulting services, project management, and development and implementation expenses associated with outsourced technology services. Total cost of goods sold decreased from $ 47.5 million to $ 28.6 million for the six months ended March 31, 2026 and 2025.

Key Business Metrics

The Company assesses operational performance through a multi-dimensional KPI framework. Core performance indicators include Gross Merchandise Value (GMV); Revenue and Revenue Growth; Cost-to-Revenue Ratio; New Customer Additions; Customer Repeat Purchase Rate; Customer Return on Investment (ROI); Registered Users and Daily Active Users (DAU) on the SaaS Platform; Livestream Host Task Acceptance and Conversion Metrics; and Revenue Contribution from Tier-2 and Tier-3 Cities.

A. Operating Results

The following table sets forth our financial results for the six months ended March 31, 2026 and 2025, respectively:

	SIX MONTHS ENDED MARCH 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000

Net sales	$29,904	$48,725

Cost of goods sold	(28,620)	(47,488)

Gross profit	1,284	1,237

Other income	2,065	1,218
Selling and distribution expenses	(857)	(1,162)
Administrative expenses	(4,505)	(4,097)
Finance costs	(289)	(710)
Other expenses	(287)	(273)

Loss before taxation	(2,589)	(3,787)

Income tax expense	(2)	(6)

Net loss for the period	(2,591)	(3,793)

Net loss attributable to :
Equity holders of the Company	(3,327)	(4,130)
Non-controlling interest	736	337
Net loss	(2,591)	(3,793)

The following table shows the Company’s operations by business for the six months ended March 31, 2026 and 2025, respectively:

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000
Revenues

Business management and consulting	$471	$272
Livestreaming ecommerce	29,379	48,453
Other	54	-
Total revenues	29,904	48,725

Cost of goods sold

Business management and consulting	(77)	(60)
Livestreaming ecommerce	(28,543)	(47,428)
Total cost of goods sold	(28,620)	(47,488)

Operating costs and expenses

Business management and consulting	(224)	(153)
Livestreaming ecommerce	(1,304)	(1,515)
Other	(4,123)	(4,301)
Total operating costs and expenses	(5,651)	(5,969)

Other expenses

Business management and consulting	(24)	-
Livestreaming ecommerce	(263)	-
Other	-	(273)
Total other expenses	(287)	(273)

Other income
Business management and consulting	1	7
Livestreaming ecommerce	1,996	1,184
Other	68	27
Total other income	2,065	1,218

Loss from operations

Business management and consulting	147	66
Livestreaming ecommerce	1,265	694
Other	(4,001)	(4,547)
Loss from operations	$(2,589)	$(3,787)

Description of Selected Income Statement Items

Revenues

Revenue from sales of livestreaming ecommerce business. Beginning in September 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin and its subsidiaries. For the six months ended March 31, 2026 and 2025, we generated approximately $ 29.4 million and $ 48.5 million in revenue from this business.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the six months ended March 31, 2026 and 2025, we generated $ 0.5 million and $ 0.3 million.

Cost of goods sold

Cost of goods sold for the livestreaming e-commerce. Cost of goods sold for the livestreaming e-commerce segment was $ 28.5 million and $ 47.4 million for the six months ended March 31, 2026 and 2025, respectively. These costs primarily comprise professional fees, including consulting services, project management, and development and implementation expenses associated with outsourced technology services.

Cost of goods sold for business management and information system consulting services. For the six months ended March 31, 2026 and 2025, we had cost of goods sold related to business management and consulting of $ 77,000 and $ 60,000, which mainly consisted of professional costs for outsourcing technology services.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, government grant and investment income. Other expenses primarily consist of the loss on convertible note conversion.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, travel expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of R&D expenses, employee remuneration, payroll taxes and benefits, general office expenses and depreciation. Administrative expenses may vary period to period depending on changes in headcount, stock compensation, and consulting costs.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the six months ended March 31, 2026 and 2025 is 25% for Hainan Kylin Cloud Services Technology, and 5.0% for Chengdu Future, Antelope Chengdu, Anhui Kylin Cloud Services Technology, Wenzhou Kylin Cloud Services Technology and Hangzhou Kylin Cloud Services Technology. The Company’s U.S. subsidiaries are subject to U.S. income tax rate of 21% and New York state corporate income tax with rates ranging from 6.5% to 7.25%.

Results of Operations

Six Months Ended March 31, 2026 Compared to the Six Months Ended March 31, 2025

Revenue from livestreaming ecommerce

For the six months ended March 31, 2026 and 2025, revenue from the livestreaming ecommerce was $ 29.4 million and $ 48.5 million, representing a decrease of $ 19.1 million, or 39.4%. The decrease was mainly due to the Company’s decision to centralize its E-commerce traffic acquisition of users under Anhui Kylin entity in order to improve group management efficiency; however, this business movement of shifting users to the Company’s another subsidiary resulted in the loss of certain customers. Hainan Kylin is currently preparing to relaunch the business for gaining back the customers in that area. In the six months of 2026, we had business engagements with more than 133 clients, which represented a decrease of nearly 44 clients compared to the same period in 2025. Among these clients, the top five major clients generated revenue of $ 18.8 million in the six months ended March 31, 2026.

Revenue from business management and information system consulting services

Revenue from business management and information system consulting services was $ 0.5 million for the six months ended March 31, 2026, compared to $ 0.3 million for the six months ended March 31, 2025, representing an increase of $ 0.2 million or 73.2%. The increase in revenue was primarily due to the increase in new customers.

Cost of goods sold for livestreaming ecommerce

Cost of goods sold for the livestreaming ecommerce was $ 28.5 million and $ 47.4 million for the six months ended March 31, 2026 and 2025. For the six months ended March 31, 2026 and 2025, our cost of goods sold mainly consisted of professional costs for outsourcing technology services. The decrease in the cost of goods sold for our livestreaming ecommerce resulted from decreased revenues for livestreaming ecommerce, and the changes with our major clients’ type, we adjusted our business strategy and focused on expanding new customers. However, there is a certain adaptation and training period for the new customers, which directly led to increased costs such as increased training costs, additional management and support costs.

Cost of sales for business management and information system consulting services

Cost of sales for business management and consulting services was $77,000 and $ 60,000 for the six months ended March 31, 2026 and 2025.

Gross profit for livestreaming ecommerce

Gross profit for the livestreaming ecommerce was $ 0.8 million compared to $ 1.0 million for the six months ended March 31, 2026 and 2025. The gross profit margin was 2.85% and 2.12% for the six months ended March 31, 2026 and 2025, respectively. The fierce competition in this industry still exists; in order to cope with the market competition, in 2025, we have temporarily lowered our service rates for our customers to maintain the existing customers and attract new customers. We were able to create certain competitive barriers by continuously improving our diversified value-added services, and we’ve been slowly increasing our customer prices to ensure profits since beginning of 2026. We will continue strengthen our cooperation with public domain traffic such as Douyin, to promote our diversified value-added services which will bring us more profitability.

Gross profit for business management and consulting

Gross profit for the business management and consulting services was $ 0.4 million for the six months ended March 31, 2026 and the gross profit for the business management and consulting services was $ 0.2 million for the six months ended March 31, 2025. We gained a few new customers during the six months ended March 31, 2026.

Other income

Other income for the six months ended March 31, 2026 was $ 2.1 million, as compared to $ 1.2 million for the same period of 2025. For the six months ended March 31, 2026, other income mainly consisted of investment income $25,000, interest income of $ 73,000, government grant of $ 1.2 million, loan forgiveness of $0.7 million and other income of $ 40,000. For the six months ended March 31, 2025, other income mainly consisted of a government grant of $ 1.0 million, other income of $165,000 and interest income of $ 26,000.

Selling and distribution expenses

Selling and distribution expenses were $ 0.9 million for the six months ended March 31, 2026, compared to $ 1.2 million for the six months ended March 31, 2025, representing a decrease of $ 0.3 million, or 26.2%. The decrease in selling and distribution expenses was primarily due to decreased revenues, which resulted a decreased sales staff salaries expense of $ 0.1 million, and decreased commission expense of $ 0.2 million.

Administrative expenses

Administrative expenses were $ 4.5 million for the six months ended March 31, 2026, compared to $ 4.1 million for the six months ended March 31, 2025, representing an increase of $ 0.4 million, or 10.0%. The increase in administrative expenses was primarily due to an increase in (i) $ 0.6 million increase in stock compensation expenses, and (ii) $ 0.6 million increase in consulting expense, which was partly offset by (iii) $ 0.2 million decrease in contract labor expense, (iv) $ 0.2 million decrease in payroll expense; (v) $0.1 million decrease in delivery and shipping expense, (vi) $ 0.1 million decrease in rent expense, and (vii) $ 0.2 million decrease in other administrative expenses.

Finance costs

Finance costs were $ 0.3 million for the six months ended March 31, 2026, compared to $ 0.7 million for the six months ended March 31, 2025, representing a decrease of $ 0.4 million, or 59.3%. The decrease was mainly due to the decrease of interest expense on note payables.

Loss before taxation

Loss before taxation was $ 2.6 million for the six months ended March 31, 2026, compared to loss before taxation of $ 3.8 million for the six months ended March 31, 2025, representing a decrease of $ 1.2 million, or 31.6%. The decrease in loss before taxation was mainly due to increased gross profit, increased other income and decreased selling expense and finance costs, which was partly offset by increase in administrative expenses, as described above.

Income taxes

We incurred an income tax expense of $ 2,000 for the six months ended March 31, 2026 compared to an income tax expense of $ 6,000 for the six months ended March 31, 2025. Our PRC statutory enterprise income tax rate was 25% for the six months ended March 31, 2026 and 2025. Our U.S. federal corporate income tax rate was 21% and New York state corporate income tax was ranging from 6.5% to 7.25%.

Net loss attributable to equity holders of the Company

Net loss attributed to equity holders of the Company was $ 3.3 million for the six months ended March 31, 2026, as compared to $ 4.1 million for the six months ended March 31, 2025. The decrease in net loss attributable to shareholders in 2026 was attributable to the reasons described above.

Net income attributed to non-controlling interest

Net income attributed to non-controlling interest was $ 0.7 million and $ 0.3 million for the six months ended March 31, 2026 and 2025. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

B. Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended March 31, 2026 and 2025:

	Six Months Ended March 31,
USD’000	2026(Unaudited)	2025 (Unaudited)
Net cash used in operating activities	(616)	(5,428)
Net cash used in investing activities	(851)	(2,315)
Net cash generated from financing activities	632	7,107
Net cash outflow	(835)	(636)
Cash and cash equivalents at beginning of period	1,927	1,555
Effect of foreign exchange rate differences	686	(578)
Cash and cash equivalents at end of period	1,778	341

Cash flows from operating activities.

Our net cash used in operating activities was $ 0.6 million for the six months ended March 31, 2026, a decrease of $ 4.8 million, as compared to $ 5.4 million for the six months ended March 31, 2025. The decrease of cash outflow was mainly due to a decrease in operating cash outflow before working capital changes by $ 2.7 million, a decrease in cash outflow on trade payables by $ 2.1 million, a decrease in cash outflow on deferred revenue by $ 5.0 million, and an increase in cash inflow on accrued liabilities and other payables by $ 1.3 million, which was partly offset by decreased cash inflow on trade receivables by $ 0.5 million, increased cash outflow on other receivables and prepayments by $ 5.1 million, and increased cash outflow on loan receivable by $ 0.9 million.

Cash flows from investing activities.

Net cash used in investing activities for the six months ended March 31, 2026 was $ 0.9 million, compared to net cash outflow of $ 2.3 million for the six months ended March 31, 2025. The decrease in cash outflow was mainly due to decreased payment on acquisition of fixed assets by $ 1.2 million, decrease in available-for-sale financial assets by $1.1 million and increased cash inflow on sold of digital assets by 0.1 million, which was partly offset by increased cash outflow on purchase of digital assets by $ 1.0 million.

Cash flows from financing activities.

On October 16, 2024, we entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,294 Class A ordinary shares, at a per share purchase price of $ 115.2. The gross proceeds to the Company from this offering are approximately $ 150,000, before deducting any fees or expenses.

On November 14, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 8,503 Class A ordinary shares, at a per share purchase price of $ 117.6. The gross proceeds to the Company from this offering are approximately $ 1,000,000, before deducting any fees or expenses.

On November 19, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $ 990,000 of its convertible note to purchase Class A ordinary shares in a registered direct offering.

On December 30, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 8,876 Class A ordinary shares, at a per share purchase price of $ 40.8 The gross proceeds to the Company from this offering are approximately $ 360,000, before deducting any fees or expenses.

On January 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 6,903 Class A ordinary shares, at a per share purchase price of $ 40.8. The gross proceeds to the Company from this offering are approximately $ 135,000, before deducting any fees or expenses.

On January 15, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 5,424 Class A ordinary shares, at a per share purchase price of $ 17.7. The gross proceeds to the Company from this offering are approximately $ 96,000, before deducting any fees or expenses.

On July 24, 2025, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued an unsecured promissory note with an aggregate commitment of up to $ 50,000,000 (the “Commitment Amount”). On July 24, 2025, the investor funded an initial pre-paid purchase in the principal amount of $ 2,427,500, which included an original issue discount of $ 157,500, and bears interest at a rate of 8% per annum. In addition, the Company agreed to pay the investor $ 20,000 to reimburse legal fees, accounting expenses, due diligence, monitoring, and other transaction-related costs. This note was repaid in full in May 2026.

On March 5, 2026, the Company effected a one-for-six reverse split of its issued and outstanding Class A ordinary shares.

On May 26, 2026, the Company entered into a Note Purchase Agreement with Stratosphere Capital Management Inc. for the issuance of a Convertible Promissory Note with an original principal amount of $3.0 million. The note is convertible into up to 4,800,000 Class A ordinary shares, subject to its terms. The proceeds are expected to be used for working capital and general corporate purposes.

Net cash generated from financing activities was $ 0.6 million for the six months ended March 31, 2026, compared to $ 7.1 million for the six months ended March 31, 2025. The decrease in cash inflow was primarily due to decreased cash inflow on equity finance by $ 6.8 million, decreased cash inflow on proceeds from promissory note by $ 0.9 million, which was partly offset by increased cash inflow on advance from related parties by $ 1.1 million, and decreased cash outflow on payment of lease liabilities by $71,000.

Cash and bank balances were $ 1.8 million as of March 31, 2026, compared to $ 1.9 million as of September 30, 2025.

As of March 31, 2026, our total outstanding note payables amounts were $ 1.5 million.

There were no commitments for advertising and insurance expenditure as of March 31, 2026.

For the six months ended March 31, 2026, AEHL HK made an additional capital contribution of $0.3 million to AEHL Chengdu.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Credit Management

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on plant and equipment. The capital expenditures for the six months ended March 31, 2026 and 2025 were $ 1,000 and $ 1.2 million, respectively.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of March 31, 2026:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Lease liabilities	$1,035	318	717	—	—
Promissory note	$1,496	1,496	—	—	—
Total	$2,531	1,814	717	—	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 1.2% annualized over the Transition Period in 2026, and 2.0% in 2025 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. If China’s inflation increases, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

We do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s exposure to credit risk arises primarily from cash and bank balances, trade receivables, other receivables, note receivables and loan receivables. For all receivables, the Company adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Company adopts the policy of dealing only with high credit quality counterparties.

As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of March 31, 2026 and September 30, 2025 were $303,000 and nil, respectively.

Trade receivables

The Company’s objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

The Company’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Company typically gives the existing customers credit terms of approximately 120 days to 150 days. In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

Other receivables

Other receivables mainly comprise interest receivables, refundable prepaid expenses, and advances to employees. The Company’s exposure to credit risk in respect of these balances is limited. The Company monitors credit risk by performing periodic assessments of the creditworthiness of the relevant counterparties.

Loan receivables

Loan receivables mainly comprise loan to third party. The Company’s exposure to credit risk in respect of these balances is limited. The Company monitors credit risk by performing periodic assessments of the creditworthiness of the relevant counterparties.

Note receivables

Note receivables mainly consist of balances due from the sale of subsidiaries. The Company is exposed to credit risk arising from these balances, which is managed through periodic evaluations of the credit standing of the relevant counterparties.

(ii)	Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of March 31, 2026 (Unaudited)
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	USD’000	USD’000	USD’000
Trade payables	2,099	—	2,099
Amounts owed to related parties	1,180	—	1,180
Lease liabilities	318	717	1,035
Note payables	1,496	—	1,496
Total	5,093	717	5,810

(iii)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Majority of our operations are conducted in the PRC. As such, our operations are not exposed to exchange rate fluctuation.

GOING CONCERN

The Company has incurred recurring net losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate these conditions include pursuing additional equity and debt financings, including the April 2026 securities purchase agreement and the May 2026 convertible promissory note described in Note 18, optimizing operating costs, and expanding revenue-generating activities. The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital on acceptable terms. There can be no assurance that such financing will be available on terms acceptable to the Company, or at all.

C.	Research and development, patents and licenses, etc.

We focus our research and development efforts on developing innovative Kylin-Cloud service platform.

Costs associated with research activities are expensed in profit or loss as they incur. Costs that are directly attributable to development activities are recognized as intangible assets if, and only if, all of the following have been demonstrated:

(i)	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

(ii)	the intention to complete the intangible asset and use or sell it;

(iii)	the ability to use or sell the intangible asset;

(iv)	how the intangible asset will generate probable future economic benefits;

(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(vi)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

D. Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Digital Assets

The Company also holds digital assets, which are measured at fair value as of each reporting date. Changes in the fair value of digital assets are recognized in earnings during the period in which they occur. The fair value of digital assets is determined based on quoted prices in active markets or other observable market data, when available.

Useful lives and impairment assessment of plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of plant and equipment

As of March 31, 2026, the net carrying amount of plant and equipment was approximately $ 3,175,000 (2025: $ 3,295,000). No impairment loss was recognized for the six months ended March 31, 2026 and 2025. Determining whether plant and equipment are impaired requires an estimation of the recoverable amount of the plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC, Hong Kong and United States. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payables as of March 31, 2026 and September 30, 2025 were nil and nil, respectively.

Provision for deferred tax

Determining deferred tax assets and liabilities requires significant judgment regarding future taxable profits and the future tax treatment of certain transactions. The management evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation. Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

Impairment of trade and other receivables

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, note receivables and loan receivables, cash and bank balances). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company did not recognize any allowance for expected credit losses for trade and other receivables for the six months ended March 31, 2026 and 2025, respectively. The net carrying amounts of the Company’s trade receivables as of March 31, 2026 and September 30, 2025 were $395,000 and $91,000, respectively. The net carrying amounts of the Company’s other receivables and prepayments as of March 31, 2026 and September 30, 2025 were $7,352,000 and $5,287,000, respectively.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.